                       SECURITIES AND EXCHANGE COMMISSION,

                             WASHINGTON, D.C. 20549
                                 ---------------
                                   SCHEDULE TO

                                 (RULE 14d-100)
           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*
                                 FINAL AMENDMENT
                                       AND
                                  SCHEDULE 13D
                       STATEMENT PURSUANT TO SECTION 13(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                   RESOURCES ACCRUED MORTGAGE INVESTORS 2 L.P.
           ----------------------------------------------------------
                        (Name of Subject Company (Issuer)

                             BIGHORN ASSOCIATES LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
           ----------------------------------------------------------
            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                            LIMITED PARTNERSHIP UNITS
           ----------------------------------------------------------
                           (Title of Class Securities)

                                      NONE
           ----------------------------------------------------------
                       (CUSIP Number of Class Securities)

                      -------------------------------------
                                MICHAEL L. ASHNER
                             BIGHORN ASSOCIATES LLC
                               5 CAMBRIDGE CENTER
                                    9TH FLOOR
                               CAMBRIDGE, MA 02142
                                 (617) 234-9000
                                  -------------
                                    Copy To:
                              MARK I. FISHER, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

--------------------------------------------------------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*   $7,239,000                Amount of Filing Fee   $1,448
--------------------------------------------------------------------------------

* For purposes of calculating the fee only. This amount assumes the purchase of 57,000 units of limited partnership interest of the subject partnership for $127 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[X]  Check the box if any part of the fee is offset as provided by Rule 0- 11
     (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $1,448         Filing Party:  Bighorn Associates LLC
                        ----------------               -------------------------

                                                         1/17/01, 2/14/01,
                                                         2/21/01, 2/27/01
Form or Registration No.:  Schedule TO    Date Filed:    and 3/5/01
                          --------------             ---------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     |X|  amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                                       13D

-------------------------
CUSIP No.
-------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Bighorn Associates LLC             I.R.S. I.D. No. 11-3516771
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           36,758
   NUMBER OF          ----------------------------------------------------------
    SHARES            8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY
     EACH             ----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  36,758
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          36,758
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.56%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

-------------------------
CUSIP No.
-------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Partnership II Corp.      I.R.S. I.D. No. 06-1458203
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           17,402
   NUMBER OF          ----------------------------------------------------------
    SHARES            8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                60
     EACH             ----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  17,402
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           60
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          17,462
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          9.292%
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

-------------------------
CUSIP No.
-------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Presidio Capital Investment Company, LLC    I.R.S. I.D. No. 06-1509220
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[ ]
                                                                          (b)[X]

--------------------------------------------------------------------------------
   3      SEC USE ONLY


--------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      7    SOLE VOTING POWER

                           309
   NUMBER OF          ----------------------------------------------------------
    SHARES            8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                54,220
     EACH             ----------------------------------------------------------
   REPORTING          9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                  309
                      ----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           54,220
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          54,529
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          29.02%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             TENDER OFFER STATEMENT

         This statement (i) amends the Tender Offer Statement on Schedule TO filed on January 17, 2001, as amended by Amendment No. 1 filed on February 1, 2001, Amendment No. 2 filed on February 14, 2001, Amendment No. 3 filed on February 21, 2001, Amendment No. 4 filed on February 27, 2001 and Amendment No. 5 filed on March 5, 2001, by Bighorn Associates LLC (the "Purchaser") and Presidio Capital Investment Company, LLC ("PCIC, and collectively, with the Purchaser, the "Bidders") relating to an offer to purchase units of limited partnership interest ("Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 17, 2000 (the "Offer to Purchase") and the related Letter of Transmittal, as each may be supplemented or amended from time to time (which together constitute the "Offer") and (ii) amends the Statement on
Schedule 13D filed on June 13, 2000 by the Bidders and Presidio Partnership II Corp., to include the information set forth below. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 7 is hereby and supplemented and amended by the following:

              The total amount of funds required by the Purchaser to purchase the 22,636 Units accepted for payment pursuant to the Offer, exclusive of fees and expenses, is $2,874,772. The Purchaser obtained such funds (plus funds to pay fees and expenses) from capital contributions from PCIC.

ITEM 8   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

         Item 6 is hereby supplemented and amended to add the following:

              The Offer expired at 12:00 Midnight, New York City time, on Friday, March 16, 2001. Pursuant to the Offer, as of 12:00 Midnight, New York City time on Friday, March 16, 2001, the Purchaser accepted for payment 22,636 Units, constituting approximately 12.05% of the Units.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 26, 2001                     BIGHORN ASSOCIATES LLC

                                            By: Presidio Capital Investment
                                                Company, LLC, member

                                                By /s/ David G. King, Jr.
                                                   -----------------------------
                                                   David G. King, Jr.
                                                   President

                                            PRESIDIO CAPITAL INVESTMENT
                                            COMPANY, LLC

                                            By /s/ David G. King, Jr.
                                               ---------------------------------
                                               David G. King, Jr.
                                               President

                                            PRESIDIO PARTNERSHIP II CORP.

                                            By /s/ David G. King, Jr.
                                               ---------------------------------
                                               David G. King, Jr.
                                               Vice President